                                                                      EXHIBIT 99



                                                        Contact:  Krista Mallory
                                                                  (760) 931-1771



            CALLAWAY GOLF REPORTS SECOND QUARTER SALES AND EARNINGS



CARLSBAD, Calif./ July 22, 1998/ Callaway Golf Company (NYSE:ELY) today reported net sales of $233.3 million for the second quarter ended June 30, 1998, a decrease of 8% compared to net sales of $253.0 million reported in the second quarter of 1997. Net income decreased 55% to $21.1 million in the second quarter of 1998 from $46.8 million in the comparable quarter of 1997, and diluted earnings per share decreased 55% to $0.30 in 1998 from $0.66 in the second quarter of 1997.

     For the six months ended June 30, 1998, net sales decreased 3% to $410.2 million from $422.1 million for the same period in 1997. Net income decreased 55% to $32.3 million ($0.45 per diluted share) from $71.3 million ($1.00 per diluted share) for the six months ended June 30, 1998 and 1997, respectively.

     Net sales of $233.3 million for the second quarter were comprised of:
$87.6 million from sales of Biggest Big Bertha(TM) and Great Big Bertha(R) Titanium Drivers and Fairway Woods, $33.0 million from sales of Big Bertha(R) War Bird(R) Stainless Steel Metal Woods, $74.5 million from sales of Big Bertha(R) X-12(TM) Irons, $10.7 million from sales of Great Big Bertha(R) Tungsten.Titanium(TM) Irons, $14.7 million from Odyssey Golf product sales, and $12.8 million from other sales.

     Net sales of $410.2 million for the six months ended June 30, 1998, were comprised of: $160.4 million from sales of Biggest Big Bertha(TM) and Great Big Bertha(R) Titanium Drivers and Fairway Woods, $59.9 million from sales of Big Bertha(R) War Bird(R) Stainless Steel Metal Woods, $119.4 million from sales of Big Bertha(R) X-12(TM) Irons, $22.6 million from sales of Great Big Bertha(R) Tungsten.Titanium(TM) Irons, $25.1 million from Odyssey Golf product sales, and $22.8 million from other sales.

     Cost of goods sold as a percentage of net sales increased to 53% from 47% in the second quarter of the previous year. This increase was primarily due to increased sales of irons, which carry a lower margin, a metal woods price reduction and accompanying customer compensation implemented during the quarter, and an increase in warranty expense.

     Selling expenses in the second quarter increased to $42.2 million from $36.0 million in the same quarter in the prior year. This increase was attributable primarily to expenses associated with Odyssey Golf, which the Company did not own in the second quarter of 1997.

     General and administrative expenses for the second quarter of 1998 were $23.7 million compared to $16.1 million for the second quarter of 1997. This increase was primarily due to (1) an increase in Callaway Golf Ball Company expense associated with non-capitalized construction costs of its new facility, as well as an increase in staffing for operations; (2) expenses associated with Odyssey Golf and foreign subsidiaries, which the Company did not own in the corresponding quarter of 1997; and (3) expenses related to the implementation of the Company's new computer software system.

     "The second quarter of 1998 was a very tough quarter for Callaway Golf Company," said Donald H. Dye, President and Chief Executive Officer of Callaway Golf. "While our sales continued to be the best in the industry, as the largest player we felt the greatest negative impact from the worsening Asian economic problems and what appears to be a general softening of demand in the United States. Not only are our direct sales to Asia down over 25% from last year, but our sales to U.S. customers who rely on Asian trade are also down significantly. Moreover, although our iron sales are up due to the success of the new Big Bertha(R) X-12(TM) Irons, our much more profitable metal wood sales are down across the board, and we have lost some metal wood market share to competitors. Some of this drop in wood sales was due, we believe, to the USGA's announcement that it might prohibit the use of current metal woods -- a situation that was not clarified until June when the USGA announced that products currently on the market would not be challenged. As a result of these factors, revenues have fallen well below our plan for the year."

     Dye added, "While we hoped that a metal woods wholesale price reduction announced in May would stimulate sales at both the wholesale and retail levels -
- and we believe that it had some positive effect on our business -- it is clear that this action will not overcome the negative factors affecting the market."

     "We see no significant improvement in sales in the near term," continued Mr. Dye. "Accordingly, we are initiating a thorough review of all business elements in order to reduce costs to reflect the current state of our business. While we believe that our core golf club business remains strong, and our planned entry into the golf ball business remains viable, all initiatives will be reviewed and those that are not essential to our core will be either delayed or eliminated. Moreover, our core businesses will be reviewed with the expectation that we can reduce operating expenses to better reflect the reduced size of our current operations. We expect this downturn in business and our cost reduction initiatives will negatively impact earnings for the remainder of 1998. We further expect that, based on a preliminary assessment, the Company may have a net loss of up to $0.20 per share for the second half of 1998 resulting in aggregate net earnings per share for 1998 of as low as $0.25. It is too early to predict results for 1999, but we do not expect at this time to see a significant improvement in revenues from golf club sales during that period. However, we expect that our cost reduction initiatives will result in improved margins in 1999."

     "During the remainder of the year, and throughout our review of costs, we will preserve our strengths in our core business," stated Mr. Dye. "We expect that our sales in 1998 will be substantially greater than any competitor has ever achieved."

     "Golf ball development continues to be on track for a ball introduction in late 1999. Construction of our new ball plant is well under way. In addition, we will continue to develop and introduce what we consider to be demonstrably superior golf clubs at a pace consistent with past practices --including a new metal wood to be introduced next month. We also expect that we will continue with our ongoing efforts to consolidate our international distribution in Europe and Asia. We believe, based upon our experience and our view of the market, that direct control of our distribution in Europe, which we hope to achieve by early 1999, and our distribution in Japan and elsewhere in Asia, which we hope to achieve by 2000, will give us the opportunity to increase sales and capture greater profit margins in these countries."

     Ely Callaway, Founder and Chairman, stated, "Even though the first half of 1998 has been a constant challenge and the rest of the year does not look any easier, our customers, investors, employees and friends should remember that we are the largest U.S. golf club manufacturer -- by far -- with sales that are the envy of all of our competition. We have and will continue to have, what we believe to be the best golf clubs available, and we have the strength to meet the current and near term challenges without jeapordizing our fundamental core business."

     It was also announced that the Board of Directors has approved a quarterly dividend of $.07 per share payable August 25, 1998, to shareholders of record as of August 5, 1998.

     Callaway Golf makes and sells Big Bertha(R) metal woods and irons, including Big Bertha(R) War Bird(R) Stainless Steel Metal Woods, Great Big Bertha(R) Titanium Metal Woods, Biggest Big Bertha(TM) Titanium Drivers, Great Big Bertha(R) Tungsten.Titanium(TM) Irons and Big Bertha(R) X-12(TM) Irons. Callaway Golf's wholly-owned subsidiary, Odyssey Golf, Inc., makes and sells Odyssey(R) putters and wedges with Stronomic(R) and Lyconite(TM) inserts.


Statements used in this press release that relate to future plans, events, financial results or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those anticipated as a result of certain risks and uncertainties, including but not limited to market acceptance of current and future products, competitive pressures, and costs and potential disruption of business as a result of the reorganization of international operations, as well as other risks and uncertainties detailed from time to time in the Company's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


For more information about Callaway Golf Company, please visit our web site on the Internet at www.callawaygolf.com

                             Callaway Golf Company
                Consolidated Condensed Income Statement(Unaudited)
                      (In thousands, except per share data)




                                      Three Months Ended                      Six Months Ended
                                 ----------------------------          -----------------------------
                                           June 30,                               June 30,
                                   1998               1997                1998               1997
                                 ---------          ---------          ----------          ---------

Net sales                         $233,251   100%    $253,032   100%    $410,160    100%    $422,105   100%
Cost of goods sold                 124,461    53%     118,290    47%     217,664     53%     200,360    47%
                                  --------           --------           --------            --------
Gross profit                       108,790    47%     134,742    53%     192,496     47%     221,745    53%

Operating expenses:
 Selling                            42,236    18%      36,016    14%      78,029     19%      62,595    15%
 General and administrative         23,679    10%      16,074     6%      44,184     11%      32,328     8%
 Research and development            8,413     4%       8,089     3%      17,078      4%      14,042     3%
                                  --------           --------           --------            --------
Income from operations              34,462    15%      74,563    29%      53,205     13%     112,780    27%
Other income (expense), net            296              1,031                (40)              2,414
                                  --------           --------           --------            --------

Income before income taxes          34,758    15%      75,594    30%      53,165     13%     115,194    27%
Provision for income taxes          13,621             28,773             20,868              43,906
                                  --------           --------           --------            --------

Net income                        $ 21,137     9%    $ 46,821    19%    $ 32,297      8%    $ 71,288    17%
                                  ========           ========           ========            ========

Earnings per common share:
 Basic                               $0.30              $0.69              $0.47               $1.05
 Diluted                             $0.30              $0.66              $0.45               $1.00

Common equivalent shares:
 Basic                              69,350             67,528             69,267              67,771
 Diluted                            71,591             70,728             71,383              71,244

                             Callaway Golf Company
                      Consolidated Condensed Balance Sheet
                                 (In thousands)


                                                    June 30,      December 31,
                                                     1998            1997
                                                  ----------      -----------
ASSETS                                            (unaudited)
Current assets:
  Cash and cash equivalents                         $ 35,110         $ 26,204
  Accounts receivable, net                           138,991          124,470
  Inventories, net                                   150,801           97,094
  Deferred taxes                                      27,002           23,810
  Other current assets                                11,880           10,208
                                                    --------         --------
     Total current assets                            363,784          281,786

Property, plant and equipment, net                   166,653          142,503
Intangible assets, net                               123,859          112,141
Other assets                                          23,531           25,284
                                                    --------         --------
                                                    $677,827         $561,714
                                                    ========         ========



LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses             $ 52,021         $ 30,063
  Line of credit                                      55,000
  Accrued employee compensation and benefits          13,856           14,262
  Accrued warranty expense                            32,162           28,059
  Income taxes payable                                   329
                                                    --------         --------
     Total current liabilities                       153,368           72,384

Long-term liabilities                                  9,517            7,905

Shareholders' equity                                 514,942          481,425
                                                    --------         --------
                                                    $677,827         $561,714
                                                    ========         ========